U.S. SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                          (Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K
[X] Form 10-Q   [ ] Form N-SAR

For Period Ended:  June 30, 1999
SEC File Number 1-1525
[ ] Transition Report on Form 10-K                       CUSIP
Number 376684 10 6
[ ] Transition Report on Form 20-F(The Registrant is in the process
[ ] Transition Report on Form 11-K    of applying for a new CUSIP
[ ] Transition Report on Form 10-Q       number for its new name)
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:

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PART I - REGISTRANT INFORMATION

                     GLADSTONE ENERGY, INC.
                    (Full Name of Registrant)
            (Former Name:  Gladstone Resources, Inc.)

                 3500 Oak Lawn, Suite 590, LB 49
             (Address of Principal Executive Office)

Dallas, Texas                                             75219
(City and State)                                       (Zip Code)

Registrant's telephone number including Area Code:  (214) 528.9710
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PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a)  The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
[X]       (b)  The subject quarterly report on Form
          10-Q will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other
          exhibit required by rule 12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

                       SEE ATTACHMENT III.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     KATHERINE MURPHY         (214)                    528-9710
             (Name)         (Area Code)       (Telephone Number)

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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the Investment
     Company Act of 1940 during the
     preceding 12 months been filed?    [X]   Yes      [ ]   No

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(3)  Is it anticipated that any significant
     change in results of operations from
     the corresponding period for the last
     fiscal year will be reflected by the
     earnings statements to be included
     in the subject report or portion
     thereof?                           [X]   Yes      [ ]  No

     If so:  attach an explanation of the
     anticipated change, both narratively
     and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                        See Attachment IV(3)


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                     GLADSTONE ENERGY, INC.
          (Name of Registrant as specified in Charter)
            (Former name:  Gladstone Resources, Inc.)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 16, 1999
                              By:  /s/ KATHERINE R. MURPHY
                                   -------------------------------------
                                   Katherine R. Murphy
                                   Treasurer and Chief Financial Officer


                            ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).


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                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-Q
             FOR FISCAL QUARTER ENDED JUNE 30, 1999



     The Registrant was unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1999 because, among other reasons, the Registrant consummated the acquisition of certain oil and natural gas working interests in the Right Hand Creek Field located in Allen and Beauregard Parishes, Louisiana, on July 15, 1999 with an effective date of May 1, 1999, and, as of August 16, 1999, management of the Registrant and its professional advisors had not completed the analysis and accounting required in connection with this transaction.


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                        ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-Q
             FOR FISCAL QUARTER ENDED JUNE 30, 1999


     On January 19, 1999, the Registrant sold its oil and gas properties in Schleicher and Kent Counties, Texas (the "Properties Sale") to EXCO Resources, Inc., a Texas corporation. These properties constituted approximately 90.418% of the gross productive wells (71.17% of the net productive wells) and approximately 88.68% of the barrels of oil and 59.38% of the cubic feet of natural gas per day then produced by all of the Registrant's oil and gas properties. The Registrant's results of operations were significantly affected by the Properties Sale. Management of the Registrant expects that, because of the Properties Sale, the Registrant's net loss for the three-month period ended June 30, 1999 and the six-month period ended
June 30, 1999 will decrease by approximately $165,000 and $170,000, respectively, from the corresponding periods of 1998.





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